EXHIBIT 1
                                                                       ---------

For Immediate Release                                             7 January 2005


                              WPP GROUP PLC ("WPP")

        Sudler & Hennessey acquires Current Medical Directions in the US


WPP announces that its wholly-owned operating company Sudler & Hennessey ("S&H"), the global healthcare marketing and communications network within the Young & Rubicam Brands group, has acquired Current Medical Directions ("CMD") in the US, a leader in the medical communications industry.

Founded in 1990, CMD employs 77 people and is headquartered in New York. Specialising in educational programs for healthcare professionals and patients, CMD's clients include Aventis, Bristol-Meyers Squibb, Eisai, GlaxoSmithKline and Pfizer.

CND had net revenues of US$17.2 million for the year ended 31 December 2003 and net assets of US$1.6 million as at the time of closing.

This investment continues WPP's strategy of developing its networks in important and fast-growing markets and sectors.

For further information please contact:
Feona McEwan, WPP       44-20 7408 2204
www.wpp.com
www.sudler.com


                                      -4-